EXHIBIT 99.1

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

FISCAL 2018, FISCAL 2017, AND FISCAL 2016

Description	Date	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period	Date
Allowance for doubtful accounts	December 27, 2015	1,077,000	750,000	—	(1,391,000)	436,000	December 31, 2016
	January 1, 2017	436,000	753,000	—	(892,000)	297,000	December 30, 2017
	December 31, 2017	297,000	775,000	—	(12,000)	1,060,000	December 29, 2018
Restructuring reserve	December 27, 2015	375,000	1,740,000	—	(1,554,000)	561,000	December 31, 2016
	January 1, 2017	561,000	389,000	—	(900,000)	50,000	December 30, 2017
	December 31, 2017	50,000	2,463,000	—	(1,381,000)	1,132,000	December 29, 2018
Reserve for Obsolete Inventory	December 27, 2015	7,016,000	2,416,000	—	(1,260,000)	8,172,000	December 31, 2016
	January 1, 2017	8,172,000	7,749,000	—	(4,824,000)	11,097,000	December 30, 2017
	December 31, 2017	11,097,000	1,644,005	—	(5,565,005)	7,176,000	December 29, 2018